CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION OF

DEFYNANCE HOLDINGS, INC.

The undersigned, Farrukh Siddiqui, hereby certifies that:

1.   He is the duly elected and acting Chief Executive Officer, President, Treasurer, Chief Financial Officer, and Secretary of Defynance Holdings, Inc. (the **"Corporation"**)

2.   The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on May 26, 2020.

3.   Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of the Certificate of Incorporation amends Article IV of the Company's Certificate of Incorporation to read in its entirety as follows:

   "This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 12,500,000 with par value of $0.00001 per share."

4.   The foregoing Certificate of Amendment of the Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation's Board of Diretors and stockholders in accordance with the applicable provisions of Section 228 and 242 of the Delaware General Corporation Law.

Executed at Atlanta, Georgia on September 21, 2020.

By: /s/ Farrukh Siddiqui
       Farrukh Siddiqui,
       Chief Executive Officer, President, Treasurer,
       Chief Financial Officer, and Secretary